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CONTACTS  PAULO ROBERTO CRUZ COZZA
          Chief Financial Officer and Director of Investor Relations
          JOANA DARK FONSECA SERAFIM                RAFAEL J. CARON BOSIO
          Investor Relations                        Investor Relations
          55 (41) 9968-3685 / 312-6862              55 (41) 9976-0668 / 312-6862
          jserafim@timsul.com.br                    rbosio@timsul.com.br
          WEBSITE
          http://tsu.infoinvest.com.br/

                       TELE CELULAR SUL PARTICIPACOES S.A.
                       ANNOUNCES ITS CONSOLIDATED RESULTS
                           FOR THE FIRST QUARTER 2003

CURITIBA, APRIL 30, 2003 - Tele Celular Sul Participacoes S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the Holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the 1st quarter 2003. The operational and financial information below, except as otherwise indicated, is consolidated and in Reals, according to the Brazilian Corporate Law, and the comparisons are with the first quarter 2002 (1Q02), unless otherwise stated.

                                    1ST QUARTER/2003 HIGHLIGHTS

                  - Rebound in ARPU, which reached R$ 43, compared to R$ 38 in the 1st quarter/2002;

                  - EBITDA of R$ 98.8 million, 6.4% above the 1st quarter/2002, and an EBITDA margin of 44.2% over the net service revenue;

                  - Net income grew by 67.0% over the 1st quarter/2002, to R$ 28.7 million;

                  - 14.8% increase in the gross service revenue over the 1st quarter/2002;

                  -        Continuing decrease in bad debt expenses;

                  -        Promotional campaigns focused on increasing ARPU.

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                                                              1Q03 - page 2 of 2

HIGHLIGHTS

                                                                  In R$ thousand

                                                                  (delta)%
                                              1Q03       1Q02     1Q03/02      4Q02
Gross Handset Revenue                        28,683     21,028     36.2%        37,719
Gross Service Revenue                       288,818    251,553     14.8%       227,846
TOTAL GROSS REVENUE                         317,456    272,584     16.5%       265,565

TOTAL NEW REVENUE                           246,623    207,774     18.7%       205,019

EBITDA(1)                                    98,777     92,836      6.4%        84,079
EBITDA Margin (over total net revenue)         40.1%      44.7%    -4.6 p.p.      41.0%
EBITDA Margin (over net service revenue)       44.2%      48.6%    -4.4           48.2%

NET INCOME                                   28,665     17,162     67.0%        12,832
Net Income per 1,000 shares - R$               0.08       0.05     60.0%          0.04
Earnings per ADR (10,000 shares) - R$          0.80       0.50     60.0%          0.40

FREE CASH FLOW                               38,769     99,317    -61.0%        67,848

-----------------------------------------
(1) operating income before net financial expenses, taxes, excluding depreciation and amortization.

MARKET

         The Company closed the quarter with 1,752,938 subscribers, of which 506,375 are postpaid service users and 1,246,563 are prepaid service users, representing 29% and 71%, respectively.

         As for gross additions, 123,835 new customers were acquired during 1Q03, 37% more than in 1Q02. Tele Celular Sul's estimated market share of gross additions in the period was 53%.

         At period end, the market share was estimated at 60% and the total penetration rate at 20%.

         The Company covers 250 municipalities, an 8% increase over the 1Q02, making the services available to 81% of the total population of its region.

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                                                              1Q03 - page 3 of 3

OPERATING REVENUE

GROSS REVENUE 16.5% HIGHER THAN THE 1Q02

         The total 1Q03 Gross Operating Revenue was R$ 317.4 million, 16.5% above the 1Q02. This increment stemmed mainly from the expansion of the subscriber base in the period, followed by traffic increase, and the increase in rates, as well.

         As a consequence, ARPU (Average Revenue per User) increased to R$ 43, compared to R$39 in 1Q02 and R$ 38 in 4Q02.

         The VAS - Value Added Service Revenue was R$ 6.5 million, 141% above 1Q02.

Total Gross Operating Revenue - 1Q03
            R$ 317.5 million

[PIE CHART]

Usage              278.7
VAS                  6.5
Handset Sales       28.6
Others               3.7

Total Gross Operating Revenue - 1Q02
            R$ 272.6 million

[PIE CHART]

Usage              248.1
VAS                  2.7
Handset Sales       21.0
Others               0.8

COSTS

         Costs of services - without depreciation and amortization, amounting to R$ 48.3 million, grew by 25.7% over 1Q02, mainly due to the subscribers net addition in the period, and the resulting increment in the interconnection cost originated from the higher use of the other operators' networks by our customers, and the effect of the exchange rate variation on some information technology agreements related to foreign currency, as well.

                                                                      In R$ thousand
                                                                  (delta)%
                                           1Q03        1Q02       1Q03/02       4Q02
Costs of Services(1)                      48,264      38,385       25.7%       44,300
Costs of handset sales                    29,481      17,503       68.4%       67,644
TOTAL                                     77,745      55,888       39.1%      111,944

-------------------------------
Note: (1) Without depreciation and amortization.

         Cost of handset sales was R$ 29.5 million, compared to R$ 17.5 million in 1Q02. The expansion was caused by a rise in handset sales and the impact of the exchange rate variations over the period. It should be noted that in the fourth quarter, handset sales are usually higher than in other periods, because of the year-end holidays.

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                                                              1Q03 - page 4 of 4

                                                         SELLING, GENERAL AND
                                                         ADMINISTRATIVE EXPENSES

         Selling expenses for the year - R$ 40.3 million, were 15.5% above 1Q02, mainly resulting from the higher sales volume for the period.

                                                                           IN R$ THOUSAND
                                                                          (delta)%
                                                    1Q03        1Q02       1Q03/02      4Q02
Sales Expenses(1 and 2)                            40,262      34,873       15.5%      38,116

General & Administrative Expenses - G&A(2 and 3)   21,150      13,055       62.0%      18,889
TOTAL                                              61,412      47,928       28.1%      57,005

-------------------------------------
Note: (1) does not include bad debt expenses; (2) does not include depreciation and amortization; and (3) ajusted in the 1Q02 to include "employees' profit sharing", previously recorded ater the operating profit.

         General and administrative expenses reached R$ 21.1 million in 1Q03, 62.0% higher than R$13.1 million in the 1Q02. That amount reflects mainly the effects of the exchange rate variation on some information technology agreements for the period, which are related to foreign currency.

REDUCED BAD DEBT

         Bad debt expenses in 1Q03 amounted to R$ 5.5 million, representing 1.7% of the total gross revenue, demonstrating improved success in collecting overdue bills. It's important to point out that during the period new billing procedures were implemented.

                                    Bad Debt

[BAR CHART]

                   R$ MILLION
1Q02                  9.9
1Q03                  5.5

         Subscriber Acquisition Cost (SAC) for the quarter was R$ 131, compared to R$ 100 on the 1Q02, reflecting mostly the impact of Real devaluation on handsets' costs. The exchange rate devalued by 30.7% from the 1Q02.

                        Subscriber Acquisition Cost - SAC

[BAR CHART]

                              R$
1Q02                         100
1Q03                         131

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                                                              1Q03 - page 5 of 5

         Depreciation and Amortization expenses, including the amortization of the privatization premium, were R$ 58.1 million, 4.9% over 1Q02, because of the investment made in coverage expansion, during 2002

                   Depreciation and Amortization - R$ Million

[BAR CHART]

                                       1Q02            1Q03
GOODWILL AMORTIZATION                      6.7             6.3
DEPRECIATION & AMORTIZATION               48.7            51.7
                                       -------         -------
                                       R$ 55.4         R$ 58.0

EBITDA

6% INCREASE OVER 1T02

         In 1Q03, the EBITDA, according to the international concept (operating income before net financial expenses, taxes, depreciation and amortization), reached R$ 98.8 million, representing a 6.4% increase over 1Q02. The EBITDA margin was 40.1% over the total net revenue - or 44.2% on service revenues.

                             EBITDA & EBITDA Margin

[BAR CHART]

                                             1Q02           1Q03
EBITDA(R$ MILLION)                           92.8           98.8
EBITDA(%) OVER TOTAL NET REVENUES              45%            40%
EBITDA(%) OVER NET SERVICE REVENUES            49%            44%

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                                                              1Q03 - page 6 of 6

NET INCOME

PROFIT GROWTH IN 2002

         The net income for the period totaled R$ 28.7 million, 67% and 123.4% above the 1Q02 and 4Q02, respectively, mainly derived from the higher revenue.

                                                                    In R$ thousand
                                                                       (delta)%
                                               1Q03        1Q02        1Q03/02     4Q02

Net Income (R$ million)                       28,665      17,162        -40,1%    12,832

Net Income per 1,000 shares - R$                0.08        0.05         60.0%      0.04

Profit per ADR  (10,000 shares) - R$            0.80        0.50         60.0%      0.40

INDEBTEDNESS

         At the end of 1Q03, the Company's total debt amounted to R$ 322.1 million, with a cash balance of R$ 488.2 million, resulting in a R$
         166.1 million positive balance.

         The debt is comprised basically of loans from the Eximbank (Export and Import Bank of United States - R$ 29.9 million), BNDES (Banco Nacional de Desenvolvimento Economico e Social - R$ 66.9 million), and the issuance of non-convertible debentures (R$ 222.3 million).

         Of the total debt, the amount of R$ 32.8 million represents loans in dollars, fully covered by hedged against the effects of exchange rate variations.

         The financial income for the quarter was R$ 33.0 million, stemming basically from interest on cash, compared to financial expenses of R$
         27.2 million.

INVESTMENT

         R$ 5.1 million was invested in the quarter in the expansion of coverage, while the preparatory phase of GSM overlay has proceeded.

FREE CASH FLOW

POSITIVE CASH FLOW

         Free Cash Flow for 1Q03 totaled R$ 38.8 million, from R$ 99.3 in 1Q02 and R$ 67.8 in 4T02. The decrease in the period is related to payments mainly to the purchase of handsets and the Fistel annual fee, which in 2002 was postponed to 2Q02, due to the calendar year.

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                                                              1Q03 - page 7 of 7

EVENTS IN THE PERIOD

         CAPITALIZATION

         The Tele Celular Sul Special General Meeting held on Mar/18/03 passed a capital increase of R$ 29.2 million by means of the capitalization of the 2002 tax benefit, derived from the amortization of the premium in the split-up of Bitel Participacoes S.A. ("Bitel"), as provided in article 7, paragraph 1 of CVM Instruction n(0) 319/99 and the provision of clause 8(a) of the Split-Up Protocol.

         A R$ 15.3 million capital increase from the surplus reserve was also approved, with no issuance of shares.

         Consequently, our capital stock was adjusted to R$ 369.1 million, represented by 134.4 billion common shares and 222.0 billion preferred shares. Bitel, a TIM Brasil S.A. subsidiary, controls 52.5% of Tele Celular Sul (22.2% of the total capital stock).

         PAYMENT OF DIVIDENDS

         The Meeting of Mar/18/03, also approved the payment of dividends and interest on capital - JSCP, for fiscal year 2002, to be distributed on May 19, 2003. The amount corresponds to R$ 0.0765 per lot of 1,000 preferred and common shares, net of income tax, representing a payout of 38.9% over the net income.

         "THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AND ESTIMATES. SUCH EXPECTATIONS ARE BASED ON A SERIES OF ASSUMPTIONS, AND SUBJECT TO THE RISKS AND UNCERTAINTIES INHERENT TO FORWARD-LOOKING PROJECTIONS AND/OR ESTIMATES. THE RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS OR ESTIMATES IF ONE OR MORE OF THE ASSUMPTIONS AND EXPECTATIONS PROVE TO BE INCORRECT OR ARE NOT REALIZED."

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                             EXHIBIT I - HIGHLIGHTS

                                                       1Q03           1Q02         4Q02          2002         2001
Total Subscribers                                   1,752,938      1,614,256    1,723,660     1,723,660    1,603,913

  Postpaid                                            506,375        580,196      508,616       508,616      605,592

  Prepaid                                           1,246,563      1,034,060    1,215,044     1,215,044      998,321

Estimated Population in the Region (million)               15             15           15            15           15

Municipalities Served                                     250            232          248           248          232

Estimated Total Penetration                                20%            16%          18%           18%          16%

Market Share (estimated)                                   60%            64%          61%           61%          66%

Marginal Market Share (estimated)                          53%            52%          52%           53%          48%

TOTAL ARPU 1                                   R$          43  R$         39  R$       38  R$        38    R$     39

TOTAL MOU                                                 103            105           99            98          115

SAC                                            R$         131  R$        100  R$      108  R$        96    R$    161

Investment (million)                           R$           5  R$          6  R$       47  R$        69    R$    158

Gross Additions                                       123,835         90,341      163,473       502,639      449,320

Net Additions                                          29,278         10,343       63,496       119,747      187,429

Churn                                                     5.4%           5.0%         5.9%         23.0%        17.0%

Ponts of sale (including own stores)                      846            947          917           917          937

Employees                                                 993          1,150        1,015         1,015        1,233
---------------------------------------------------------------------------------------------------------------------

Note: (1) Average Net Revenue per Customer; 2) Calculated on the Average Customer Base.

                         EXHIBIT II - EBITDA CALCULATION

                                                                                        in R$ thousand
                                                 1Q03         1Q02         4Q02         2002        2001
Operating Profit (Loss) 1                       46,518       29,311       19,625      106,450       76,203
Defered depreciation /amortization              51,762       48,694       51,194      199,978      173,042

Amortization of privatization premium            6,337        6,744        6,756       27,029       26,961

Financial Revenues                             (33,033)     (13,696)     (28,583)    (143,560)     (61,638)

Financial Expenses                              27,193       21,783       32,638      162,519      106,043

EBITDA                                          98,777       92,836       81,630      352,416      320,611

EBITDA MARGIN (%)                                 40.1%        44.7%        32.4%        39.5%        40.5%

EBITDA MARGIN (%) OVER NET SERVICE REVENUES       44.2%        48.6%        42.1%        47.1%        45.8%
-----------------------------------------------------------------------------------------------------------

Norte: (1) Included interest equity in timnet.com.

                                 1Q03        1Q02        4Q02        2002        2001
Net Service Revenues            223,284     191,059     193,688     749,006     700,355

Net handsets Revenues            23,339      16,715      58,233     142,258      91,074

TOTAL NET REVENUE               246,623     207,774     251,921     891,264     791,429

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                                                              1Q03 - page 9 of 9

                           EXHIBIT III - BALANCE SHEET

             BALANCE SHEET AS OF DECEMBER 31,2002 AND MARCH 31, 2003
                              IN THOUSANDS OF REAIS
                    (TRANSLATION OF THE ORIGINAL PORTUGUESE)

                                                 PARENT COMPANY               CONSOLIDATED
                                              ---------------------     -----------------------
ASSETS                                         1Q03          4Q02         1Q03          4Q02
                                              ---------------------     -----------------------
CURRENT ASSETS
  Cash and banks                                1,849         3,538         3,874        11,147
  Marketable securities                         1,434         5,388       484,370       421,687
  Trade accounts receivable                                               154,983       165,801
  Inventories                                                               6,035        15,573
  Deferred taxes                                7,332         7,874        53,727        44,590
  Recoverable taxes                             1,364         1,414        42,180        42,386
  Interest over shareholders' capital           7,898
  receivable
  Dividends receivable
  Other                                         1,737           645        21,420         4,607
                                              -------       -------     ---------     ---------
                                               21,614        18,859       766,589       705,791
                                              -------       -------     ---------     ---------

NON CURRENT ASSETS
  Subsidiaries                                  3,848         3,150
  Marketable securities                                                                   7,705
  Deferred taxes                                1,031         1,009       165,046       184,673
  Recoverable taxes                                                         4,107         4,667
  Judicial deposits                                                        11,874        11,148
  Other                                            73            36           622           774
                                              -------       -------     ---------     ---------
                                                4,952         4,195       181,649       208,967
                                              -------       -------     ---------     ---------

PERMANENT ASSETS
  Investments                                 895,889       872,170        23,083        24,320
  Property, plant and equipment                    76            79       613,802       655,949
  Deferred charges                                                         48,334        52,858
                                              -------       -------     ---------     ---------

                                              895,965       872,249       685,219       733,127
                                              -------       -------     ---------     ---------

TOTAL                                         922,531       895,303     1,633,457     1,647,885
                                              -------       -------     ---------     ---------

THE COMPLETE FINANCIAL STATEMENTS CAN BE FOUND AT HTTP://TSU.INFOINVEST.COM.BR/

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                           EXHIBIT III - BALANCE SHEET

            BALANCE SHEET AS OF DECEMBER 31, 2002 AND MARCH 31, 2003
                              IN THOUSANDS OF REAIS
                   (TRANSLATION OF THE ORIGINAL IN PORTUGUESE)

                                                  PARENT COMPANY           CONSOLIDATED
                                                ------------------     ----------------------
                                                  1Q03       4Q02         1Q03        4Q02
                                                ------------------     ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Trade accounts payable                          3,246      2,777        80,630      123,677
  Loans and financings                                                    38,450       38,052
  Debentures                                                             222,358      210,114
  Salaries and social charges                    11,823     11,943        13,953       14,115
  Taxes and contributions payable                 1,028         20        49,567       42,958
  Interest on shareholders' equity payable                                19,640       17,697
  Dividends payable                              28,779     28,700        12,486       12,489
  Other                                             570      3,565        12,936       24,968
                                                -------     ------     ---------    ---------

                                                 45,503     47,005       450,020      484,070
                                                -------    -------     ---------    ---------
NONCURRENT LIABILITIES

  Loans and financings                                                    61,289       72,919
  Debentures
  Taxes and contributions payable                                         70,556       74,193
  Pension plan contributions                      2,877      2,833         2,877        2,833
  Provision for contingencies                       156        135         9,212        8,951
                                                -------    -------     ---------    ---------
                                                  3,033      2,968       143,934      158,896
                                                -------    -------     ---------    ---------
MINORITY INTEREST

                                                                         165,508      159,589
                                                                       ---------    ---------
SHAREHOLDERS' EQUITY
  Capital                                       339,934    324,666       339,934      324,666
  Capital reserve                               177,794    178,062       177,794      178,062
  Revenue reserves                              327,602    342,602       327,602      342,602
  Retained earnings                              28,665                   28,665
                                                -------    -------     ---------    ---------
                                                873,995    845,330       873,995      845,330
                                                -------    -------     ---------    ---------

TOTAL                                           922,531    895,303     1,633,457    1,647,885
                                                -------    -------     ---------    ---------

THE COMPLETE FINANCIAL STATEMENTS CAN BE FOUND AT HTTP://TSU.INFOINVEST.COM.BR/

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                                                            1Q03 - page 11 of 11

                         EXHIBIT IV - INCOME STATEMENT

                                INCOME STATEMENT
                              YEARS ENDED MARCH 31
                              IN THOUSANDS OF REAIS
                   (TRANSLATION OF THE ORIGINAL IN PORTUGUESE)

                                                  PARENT COMPANY            CONSOLIDATED
                                                ------------------     ----------------------
                                                  1Q03      1Q02         1Q03          1Q02
                                                -------    -------     ---------      -------
GROSS REVENUES                                                           317,457      272,581
DEDUCTIONS FROM GROSS REVENUES                                           (70,834)     (64,807)
                                                                        --------      -------
NET REVENUES                                                             246,623      207,774
COST OF GOODS SOLD AND SERVICES RENDERED                                (119,826)     (96,098)
                                                                        --------      -------

GROSS PROFIT                                                             126,797      111,676
                                                                        --------      -------
OPERATING REVENUES (EXPENSES)
  Selling                                                                (49,238)     (50,391)
  General and administrative                     (2,229)    (1,528)      (26,899)     (18,183)
  Equity                                         33,405     17,773          (788)      (1,554)
  Other operating income (expense), net            (716)      (312)       (9,982)      (5,704)
                                                 ------     ------      --------      -------
                                                 30,460     (1,822)      (86,907)     (75,832)
                                                 ------     ------      --------      -------

OPERATING PROFIT BEFORE FINANCIAL RESULTS        30,460     (1,822)       39,890       35,844

FINANCING REVENUES (EXPENSES)
  Financial income                                  929      1,496        33,033       13,696
  Financial expenses                               (194)      (326)      (27,193)     (21,783)
                                                 ------     ------      --------      -------

                                                    735      1,170         5,840       (8,087)
                                                 ------     ------      --------      -------

OPERATING PROFIT                                 31,195       (652)       45,730       27,757
Non-operating income (expenses), net                                        131
                                                 ------     ------      --------      -------
INCOME BEFORE TAXES AND PROFIT SHARING           31,195       (652)       45,861       27,757
  Income tax and social contribution
  Employees profit sharing                       (2,530)        59        (9,065)      (7,118)

  Minority interest                                                       (8,131)      (3,477)
                                                 ------     ------      --------      -------
NET INCOME FOR THE YEAR                          28,665       (593)       28,665       17,162
                                                 ======     ======      ========      =======

NET INCOME PER THOUSANDS SHARES (R$)               0.08       0.05
                                                 ======     ======

THE COMPLETE FINANCIAL STATEMENTS CAN BE FOUND AT HTTP://TSU.INFOINVEST.COM.BR/

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